Brian K. Feezel Direct: (314) 259-2467 bkfeezel@bryancave.com

December 21, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel
Re:	Tekelec Definitive Proxy Statement Filed April 7, 2010 File No. 000-15135
Dear Mr. Spirgel:
On behalf of Tekelec, a California corporation (the “Company”), and as discussed with Mr. Jonathan Groff, I am writing to confirm that the Company intends to respond to the comments contained in the letter from the staff of the Securities and Exchange Commission to the Company dated December 20, 2010 by Wednesday, January 12, 2011.
Please do not hesitate to contact Katherine F. Ashton at (310) 576-2154 or me at (314) 259-2467 should you have any questions regarding this matter.

Very truly yours,

/s/ Brian K. Feezel
Brian K. Feezel

cc:	Kenya Gumbs Robert Littlepage Jonathan Groff Tekelec
Franco Plastina Stuart H. Kupinsky
Bryan Cave LLP Katherine F. Ashton